EXHIBIT 99.1

For Immediate Release

BCE reports 2012 Q4 and full-year results
2013 financial outlook announced, including dividend increase to $2.33 per year

  BCE Q4 net earnings attributable to common shareholders of $708 million, up 45.7%, or $0.91 per share; Adjusted net earnings per share(1) of $0.65, up 4.8%

  Bell EBITDA(2) up 2.2% in Q4 on robust 13.8% growth at Bell Wireless and 32.3% growth at Bell Media

  Q4 Wireless postpaid net additions of 143,834, up 9%; Wireless EBITDA growth of 13.8% fuelled by 4.1% higher wireless ARPU and disciplined cost control

  Bell Fibe TV net additions of 48,234 in Q4 as service footprint expands to 3.3 million households; 3% year-over-year improvement in residential local access line losses

  All 2012 financial guidance met – EBITDA growth of 4.4% exceeds full-year target on strong contributions from Bell Wireless and Bell Media

  Strong 7% growth in free cash flow(3) in 2012 to $2,420 million, before a $750 million voluntary pension plan contribution

  2013 outlook builds on positive operating momentum and focused execution of Bell Strategic Imperatives, supporting dividend growth and accelerated capital investment

MONTRÉAL, February 7, 2013 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the fourth quarter (Q4) of 2012 and announced its financial guidance for 2013, as well as a $0.06 per share increase in its annual common share dividend to $2.33.

Today’s dividend announcement represents BCE’s ninth increase to the annual common share dividend, representing a 60% overall increase since the fourth quarter of 2008. The BCE annual common share dividend will increase from $2.27 to $2.33 per share effective with BCE’s Q1 2013 dividend, payable on April 15, 2013 to shareholders of record at the close of business on March 15, 2013. Together with the earlier $0.10 per share increase announced on August 8, 2012, BCE’s annual common share dividend increase for 2013 is up 16 cents or 7.4%. The higher dividend for 2013 is supported by substantial free cash flow generation and our positive business outlook for 2013.

FINANCIAL HIGHLIGHTS
 BCE reported Q4 2012 net earnings attributable to common shareholders of $708 million, or $0.91 per share, a 45.7% increase from $486 million, or $0.62 per share, in Q4 2011. Adjusted net earnings attributable to common shareholders were $506 million, an increase of 4.5% compared to Q4 2011, while Adjusted earnings per share (EPS) increased 4.8% to $0.65 from $0.62 in Q4 2011. The year-over-year increase in Adjusted EPS was mainly due to higher EBITDA, which exceeded plan in the quarter.

BCE’s cash flows from operating activities were $863 million in Q4, up 3.0% compared to $838 million last year, due to higher net earnings. Free cash flow this quarter, before a $750 million voluntary pension plan contribution, was $605 million, up 7.3% from $564 million in Q4 2011 on higher EBITDA year over year.

1/16

($ millions except per share amounts) (unaudited)	Q4 2012	Q4 2011	% change	2012	2011	% change
Bell (i)
Operating Revenues	4,577	4,576	-	17,642	17,133	3.0%
EBITDA	1,582	1,548	2.2%	6,591	6,312	4.4%
BCE
Operating Revenues	5,161	5,166	(0.1%)	19,975	19,497	2.5%
EBITDA	1,896	1,869	1.4%	7,883	7,629	3.3%
Net Earnings Attributable to Common Shareholders	708	486	45.7%	2,624	2,221	18.1%
EPS	0.91	0.62	46.8%	3.39	2.88	17.7%
Adjusted EPS	0.65	0.62	4.8%	3.18	3.13	1.6%
Cash flows from operating activities	863	838	3.0%	5,552	4,869	14.0%
Free Cash Flow (ii)	605	564	7.3%	2,420	2,261	7.0%
(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.
(ii)	Excluding $750 million of voluntary pension contribution for 2012 and 2011

Bell operating revenues were $4,577 million in Q4 2012, compared to $4,576 million in Q4 2011, as higher year-over-year revenues driven by the steadily growing contribution of Bell’s growth services, including Wireless, TV, Internet and Media, were offset by the continued decline in Bell Wireline’s traditional voice and data services.

Bell EBITDA was $1,582 million in Q4, up 2.2%, reflecting strong double-digit EBITDA growth of 13.8% at Bell Wireless and 32.3% at Bell Media. Bell Wireline’s EBITDA decline of 6.6% in the quarter benefitted from a $35 million year-over-year reduction in Wireline operating costs, which contributed to a 0.8 percentage-point improvement in Bell’s consolidated EBITDA margin of 34.6%. For the full 2012 year, Bell operating revenues and Bell EBITDA were up 3.0% and 4.4%, respectively, at $17,642 million and $6,591 million. For 2011, Bell operating revenues and EBITDA reflect 9 months of Bell Media revenues and EBITDA, as Bell completed its acquisition of CTV and created Bell Media on April 1, 2011.

Bell invested $779 million in new capital this quarter, bringing total capital expenditures to $2,923 million in 2012, up 8.9% from the previous year. These investments support the continued deployment of broadband fibre to homes, neighbourhoods and businesses in Québec and Ontario and expansion of the Fibe TV service footprint, enhancement of customer service systems, the ongoing rollout of the 4G LTE mobile network in markets across Canada, and the addition of new Bell and The Source stores across Canada.

“Bell’s Q4 results capped off a solid year of strong operating performance led by Bell Wireless, Bell Media, and the accelerating success of Bell Fibe TV as we continued to expand our Fibe footprint in Montréal and Toronto and launched the country’s largest fibre to the home rollout in Québec City,” said George Cope, President and CEO of Bell and BCE Inc. “Bell’s investment in Canada’s best broadband networks, products and content is delivering new choices for consumers and enhanced competition in TV, wireless and media. Bell has tremendous momentum in the marketplace, propelled by the fast expansion of Fibe TV, strong smartphone growth, and the unmatched innovation and investment in Canadian news, sports and entertainment content by Bell Media.”

“Growth services such as Fibe, 4G LTE, and next-generation business services like cloud computing increasingly dominate our operating mix. At the same time, the Bell team is delivering significant improvements in customer service while reducing our operating costs.

2/16

The strong EBITDA, cash flow and net earnings that result from the focused execution of our strategy enable us to continue to deliver on our commitment to return value to our shareholders,” said Mr. Cope.

Bell is dedicated to achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We enjoyed a successful 2012, surpassing our full-year guidance target for EBITDA which fuelled substantial earnings and strong free cash flow growth,” said Siim Vanaselja, Chief Financial Officer for Bell and BCE. “Bell’s operating momentum and financial foundation going into 2013 are strong. Our 2013 financial targets are underpinned by continued robust growth across Bell’s growth businesses and improving wireline performance. This is expected to drive solid growth in underlying earnings and a 5% or better year-over-year increase in free cash flow. Our liquidity position and attractive credit profile fully supports our planned accelerated investment in wireline and wireless broadband network platforms and higher dividend for 2013.”

BELL OPERATING RESULTS BY SEGMENT

Bell Wireless
Bell Wireless operating revenues increased 6.8% to $1,458 million in Q4 2012. Service revenue grew 7.4% to $1,312 million on strong postpaid subscriber growth and higher blended ARPU, fuelled by mobile data revenue growth of 28% this quarter. Despite average handset prices that were generally lower because of competitive holiday pricing, product revenues increased 2.3% to $132 million, reflecting higher sales of more expensive smartphones. Bell Wireless EBITDA increased 13.8% to $479 million this quarter, delivering a 2 percentage-point expansion in EBITDA service margin to 36.5%. This was achieved even with a $26 million year-over-year increase in combined subscriber acquisition costs and retention spending, which contributed to operating cost growth of 3.7% in the quarter.

For the full year, Bell Wireless operating revenues increased 6.5% to $5,573 million with service revenues growing 6.5% to $5,081 million and product revenues up 3.8% to $438 million. EBITDA grew 15.7% to $2,110 million as service margin increased 3.3 percentage points to 41.5%, reflecting the significant service revenue flow-through of superior postpaid subscriber gains achieved throughout the year and well-controlled operating costs that increased 1.6%, in aggregate, over the previous year.

  Postpaid net additions in Q4 increased to 143,834, up 9.0% compared to 131,986 last year. Smartphone users represented 64% of total postpaid subscribers at the end of 2012, compared to 48% one year earlier.
  Postpaid gross activations were 394,706 in Q4, up 1.4% compared to 389,317 last year, led by strong sales of Apple iPhones and leading Android devices during the holiday period. Activations in western Canada continued to increase as Bell added more points of distribution.
  Prepaid net losses decreased to 38,829 in Q4, from 74,100 last year. Prepaid gross activations decreased 17.6% to 101,024, due to Bell’s continued focus on acquiring postpaid customers and aggressive acquisition offers from competitors targeted at lower-ARPU subscribers.

3/16

  With postpaid additions of 143,834 and prepaid losses of 38,829, the Bell Wireless client base reached 7,681,032 at the end of the quarter, an increase of 3.4% over last year.
  Postpaid customer churn improved to 1.3% from 1.5% in Q4 2011, reflecting the benefits of investment in customer service and retention. Prepaid churn improved to 3.5% this quarter from 4.2% in Q4 2011, due to fewer customer deactivations year over year.
  Blended ARPU increased 4.1% in the quarter to $56.72, driven mainly by a greater number of postpaid customers in our subscriber base, increased postpaid market share in the higher-ARPU western Canada market, and more smartphone customers taking advantage of mobile data services. Similarly, for full-year 2012, blended ARPU increased 4.2% to $55.82.
  Cost of acquisition increased 6.7% this quarter to $480 per gross activation, reflecting a greater number of smartphone activations and higher handset subsidies consistent with the wider availability of the Apple iPhone 5 and competitive holiday pricing.
  Retention spending in the quarter increased to 12% of wireless service revenues, up from 11.4% in Q4 2011, as we matched competitors’ aggressive handset offers.
  Bell continues to offer customers access to Canada’s largest 4G LTE network, increasing population coverage by over 22% and adding 25 new markets in Q4, resulting in access for approximately 4 million additional Canadians. 4G LTE from Bell now reaches more than 67% of the Canadian population, complementing Bell’s 4G HSPA+ and enhanced 4G
  HSPA+ DC (Dual Cell) networks which offer coast-to-coast coverage to more than 97% and more than 83% of the Canadian population respectively.

Bell Wireline
The pace of wireline revenue erosion in Q4 2012 improved over the previous quarter as a result of increased TV revenues, driven by fast subscriber growth in Fibe TV and an improved local and access revenue trajectory as residential NAS losses continued to decrease year over year. Bell Wireline operating revenues decreased 3.7% to $2,608 million this quarter, as competitive and wireless substitution pressures continued to impact traditional voice services. Reduced spending by business customers on wireline data products and information and communications technology (ICT) services, reflecting continued slow economic growth, as well as the re-pricing of connectivity services also contributed to the year-over-year decline in Bell Wireline revenue this quarter.

Although Bell Wireline EBITDA decreased 6.6% this quarter to $931 million, margins were in line with expectations at 35.7%, reflecting a $35 million, or 2.0%, reduction in operating costs over last year from ongoing spending controls and productivity gains achieved in our call centres and field service operations. For the full 2012 year, wireline operating revenues decreased 3.8% to $10,220 million, while wireline EBITDA was down 5.7% to $3,920 million. Wireline EBITDA margin has held relatively stable at 38.4%, down 0.7 percentage points year over year, the result of a $166 million, or 2.6%, improvement in operating costs that effectively absorbed expenses related to Fibe TV growth and softer business markets results.

  Bell Fibe TV added 48,234 net new customers compared to 27,967 in the fourth quarter of 2011. The Bell Fibe TV footprint expanded by 500,000 households in Q4 to reach 3.3 million at the end of 2012. Satellite TV net additions were negative in the quarter, reflecting aggressive customer conversion offers from cable competitors, the rollout of IPTV by

4/16

competing service providers, and Bell customer migrations to Fibe TV. Consequently, total TV net additions were 19,218, compared to 27,702 in Q4 2011.

  The Bell TV subscriber base totalled 2,155,983 at the end of Q4, a year-over-year increase of 2.5%.
  Bell added 7,143 new net high-speed Internet customers in Q4, compared to 1,091 customers in Q4 2011. The improvement reflects the pull-through effect of Fibe TV service bundles, enhanced promotional offers, and continued broadband fibre network expansion, all of which contributed to lower residential and business customer churn year over year. Bell had 2,115,243 high-speed Internet customers at the end of 2012, a 0.1% year-over- year increase.
  Wireline data revenue was $1,448 million in the quarter, compared to $1,450 million in Q4 2011, as higher TV revenue driven by strong Fibe TV subscriber growth was offset by lower data product and ICT sales.
  Residential NAS net losses in Q4 2012 decreased to 87,029, a 3.0% improvement over the previous year, as Bell continued to reduce customer turnover as the Fibe TV service area expands. Wireless substitution, which continued to steadily increase, moderated the overall decrease in residential NAS. Business access losses increased to 36,641 from 13,947 in Q4 2011, reflecting higher wholesale customer deactivations and a continued lack of new business growth.
  Local and access revenues declined 7.6% to $635 million. Total NAS at the end of the quarter was 5,644,939, a 7.5% decline year over year, attributable to increased competition and a reduction in access lines and digital circuits as customers continue to adopt wireless and IP-based technologies.
  Long distance revenues declined 12.8% to $191 million. The year-over-year decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution, ongoing rate pressures, and decreased sales of global long distance minutes.
  Equipment and other revenue decreased 6.3% to $255 million due mainly to lower year- over-year legacy wireline telecommunications equipment sales and promotional offers on TV set-top boxes.

Bell Media
Bell Media reported operating revenue of $591 million in Q4 2012, up 2.2% from last year. The increase was due to higher subscriber fee revenue, which grew approximately 7% year over year, driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty TV services. Advertising revenue decreased slightly from last year, down approximately 1%, as the impact of the NHL Lockout across Bell Media’s specialty sports properties was largely offset by stronger advertising demand and shifting demand to its conventional and non-sports specialty TV channels.

Bell Media’s EBITDA was up 32.3% in Q4 2012 to $172 million, reflecting the flow-through of higher subscriber fee revenue and 6.5% lower operating costs due mainly to lower content and production costs as a result of the NHL lockout. For the full 2012 year, operating revenue and EBITDA were up 41.6% and 68.0%, respectively, to $2,183 million and $561 million.

5/16

  CTV completed the fall season with 13 of the Top 20 programs, up 2 from the same period last year, and with 19% more viewers in primetime than Canada’s other 2 leading private networks combined.
  TSN and RDS drew 5.8 million viewers for The Grey Cup, up 27% from the prior year, with the half-time show attracting an average audience of 6.4 million viewers.
  RDS announced a new multiplatform docu-reality series, 24CH, offering Habs fans unprecedented access to their team on television, Internet, superphones and tablets, in time for the first game of the season.
  CTV’s non-sports specialty services continued to post strong audience growth with 8 of the Top 20 TV programs and all 5 of the Top 5 fall series, led by double-digit increases for The Comedy Network and Bravo!
  Bell Media Radio launched its new web platform. There are 13 stations currently on the new technology, including Toronto’s CHUMFM.com, the largest radio website.
  The Discovery Channel app reached 200,000 downloads. Social media campaigns for High Tech Toys Week and End of the World specials increased Daily Planet Facebook likes by 50%, while retweets increased 9-fold.
  Bell Media rebranded its Sympatico portal in English Canada as TheLoop.ca, a new brand destination that enhances and strengthens the most successful content on Sympatico with more original video hosted by distinctive Bell Media personalities.
  Cirque du Soleil and Bell Media announced the closing of the transaction to create Cirque du Soleil Média, a new joint venture to develop Québec-based media content for television, film, digital, and gaming platforms.

Bell Aliant
Bell Aliant’s revenues decreased 1.0% to $694 million in Q4 2012, due to lower local and access, and long distance revenues, partly offset by higher data and wireless revenues. Bell Aliant’s EBITDA decreased 2.2% to $314 million this quarter, due to lower revenues as operating costs were unchanged year over year. Similarly, for the full 2012 year, Bell Aliant revenues and EBITDA declined 0.5% and 1.9%, respectively, to $2,761 million and $1,292 million.

BCE RESULTS
BCE’s operating revenues were $5,161 million in Q4 2012, compared to $5,166 million in Q4 2011, reflecting stable year-over-year revenues at Bell and lower revenues at Bell Aliant. For the full 2012 year, revenues were up 2.5% at $19,975 million, due to higher revenues at Bell driven by the strong contribution of Bell Wireless and Bell Media.

BCE’s EBITDA increased 1.4% to $1,896 million in Q4 2012 and 3.3% to $7,883 million for the full year as a result of 4.4% EBITDA growth at Bell, moderated by a year-over-year decrease at Bell Aliant.

BCE’s cash flows from operating activities were $863 million in Q4, up 3.0% compared to $838 million last year, due to higher net earnings. Free cash flow this quarter, before and after

6/16

the $750 million voluntary pension plan contribution, was $605 million and negative $145 million, respectively, compared to $564 million and negative $186 million, respectively, in the previous year. The year-over-year improvement was due primarily to higher EBITDA. For the full 2012 year, BCE’s cash flows from operating activities were up 14.0% to $5,552 million. Free cash flow, before and after a voluntary pension contribution, was $2,420 million and $1,670 million compared to $2,261 million and $1,511 million in 2011, respectively.

BCE’s net earnings attributable to common shareholders were $708 million, or $0.91 per share, in Q4 compared to $486 million, or $0.62 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher EBITDA and a $248 million non-cash gain related to our Inukshuk investment. Full-year net earnings attributable to common shareholders were $2,624 million or $3.39 per share, compared to $2,221 million or $2.88 per share in 2011.

BCE’s Adjusted EPS was $0.65 per common share in the quarter, compared to $0.62 last year. This 4.8% increase was due to higher EBITDA. For the full 2012 year, BCE’s Adjusted EPS was $3.18 per share, $0.05 higher than 2011.

ASTRAL UPDATE
On November 19, 2012, following the CRTC’s denial of their original application, Bell and Astral amended the terms of their proposed transaction and submitted a new application to the CRTC for approval of Bell’s proposed acquisition of Astral. The new proposal seeks to address the CRTC’s concerns, including complying with the relevant viewership thresholds and revising the package of tangible benefits to support the creation of exceptional Canadian TV and radio content, promote homegrown talent in a multi-platform universe, and foster consumer engagement in the broadcasting system. As a result of the amendments made to the terms of the original Arrangement Agreement between Astral and Bell, the outside date for the closing of the transaction has been extended to June 1, 2013 with Astral and Bell each having a further right to postpone it to July 31, 2013, if required, to obtain necessary regulatory approvals. Details of the new Astral-Bell proposal will be made available by the CRTC when it launches its public consultation on the application. The transaction remains subject to CRTC and Competition Bureau approval, other closing conditions and termination rights. A break-up fee of $150 million is payable by BCE to Astral should the transaction not close before the outside date for regulatory reasons. On February 1, 2013, Astral paid a cash dividend of $0.50 per share on its class A non-voting shares and class B subordinate voting shares. Learn more about Astral-Bell at CanadiansDeserveMore.ca.

BELL LET’S TALK DAY IS FEBRUARY 12
The 2013 Bell Let’s Talk campaign in support of Canadian mental health highlights the impact of mental illness on our workplaces and economy. On the third annual Bell Let’s Talk Day on February 12, national spokesperson Clara Hughes will again invite to Canadians to join the conversation about mental health to help reduce the stigma around mental illness. On February 12, Bell will donate 5¢ more to Canadian mental health initiatives for every text and long distance call by Bell and Bell Aliant customers, tweets using #BellLetsTalk, and Facebook shares of the Bell Let’s Talk image.

Bell also announced its support of the new national Psychological Health and Safety in the Workplace standard, developed by CSA Group and Bureau de normalisation du Québec in collaboration with the Mental Health Commission of Canada. Bell, the Great-West Life Centre for Mental Health in the Workplace and the federal government funded the development of the voluntary standard. The first of its kind in the world, the standard offers guidance to Canadian businesses and other organizations in promoting mental health and addressing mental illness in

7/16

the workplace. With 500,000 Canadians missing work each day because of a mental illness, the impact in lost labour-market participation was an estimated $20.7 billion in 2012 alone.

BELL NAMED TOP MONTRÉAL EMPLOYER
Bell is proud to be recognized as one of Montréal’s Top Employers for 2013 in the annual competition organized by Mediacorp Canada. A Montréal-based company since its founding in 1880, Bell was recognized for its significant investment in training and professional development, leading parental support programs, wide-ranging career possibilities, and a share purchase plan that enables all team members to share in the company’s success. Bell is the largest communications company in Québec, with more than 17,000 employees and more than 13,000 retirees, and plays a crucial role in the technological, economic and social prosperity of Québec.

OUTLOOK FOR 2013
Our 2013 financial guidance builds on the positive operating momentum we delivered in 2012, reflecting continued strong progress in the execution of Bell’s Strategic Imperatives and the ongoing transformation of its operating mix away from legacy wireline voice services.

The financial guidance targets for revenue growth, EBITDA growth, Adjusted EPS, free cash flow growth and capital intensity in 2013 do not reflect the financial impact from the pending acquisition of Astral. We anticipate updating our 2013 financial guidance upon closing of the Astral acquisition targeted for the second quarter of 2013.

BCE’s 2012 results and financial guidance targets for 2013 are as follows:

	2012 Results	2013 Guidance

Bell (i)
Revenue Growth	3.0%	0% – 2%
EBITDA Growth	4.4%	1% – 3%
Capital Intensity	16.6%	16% – 17%

BCE
Adjusted EPS (ii)
- As reported	$3.18	n.a.
- Restated for new pension accounting standard	$2.96	$2.97 - $3.03
Free Cash Flow growth (iii)	7.0%	5% – 9%
Annual common dividend per share	$2.27	$2.33
Dividend payout policy	65% - 75%	65% to 75%
	of free cash flow	of free cash flow
(i)	Bell’s 2013 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	For 2013, we define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on

8/16

investments and costs to retire debt early. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
(iii)	For 2013, we define free cash flow as cash flows from operating activities excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow.

Our financial reporting in 2013 will reflect the introduction of the new accounting standard for defined benefit pension plan expense that requires the expected accounting rate of return on pension assets to be reduced to the accounting pension discount rate. The non-cash impact on 2012 Adjusted EPS, which will be restated as a result of this new pension accounting standard is $0.22 per share, resulting in a decrease to reported Adjusted EPS from $3.18 per share to $2.96 per share. In 2013, Adjusted EPS will be impacted negatively by a further $0.06 per share, reflecting a lower discount rate at the end of 2012 compared to the end of the previous year. Additionally, due to the large non-cash impact on Adjusted EPS, BCE will report its dividend payout ratio in 2013 on the basis of free cash flow as it is better aligned with the payment of cash dividends.

COMMON SHARE DIVIDEND
BCE’s Board of Directors declared a quarterly dividend of $0.5825 per common share, payable on April 15, 2013 to shareholders of record at the close of business on March 15, 2013.

WEBCAST
BCE’s 2013 Investor Conference being held today at the Royal York Hotel in Toronto is being webcast live today, February 7, 2013, at 8:30 a.m. ET on the BCE website at: http://www.bce.ca/investors/investorevents/all/show/bce-2013-analyst-conference. This webcast will also be available for replay on the BCE website later in the day.

NOTES
The information contained in this news release is unaudited.

(1)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. For 2012, we define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

9/16

($ millions except per share amounts)

	Q4 2012		Q4 2011		2012		2011
		Per		Per		Per		Per
	Total	share	Total	share	Total	share	Total	share
Net earnings attributable to common shareholders	708	0.91	486	0.62	2,624	3.39	2,221	2.88
Severance, acquisition and other costs	46	0.06	(2)	-	94	0.12	282	0.37
Net gains on investments	(248)	(0.32)	-	-	(256)	(0.33)	(89)	(0.12)
Adjusted net earnings	506	0.65	484	0.62	2,462	3.18	2,414	3.13

(2)

The term EBITDA does not have any standardized meaning under IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of BCE net earnings to EBITDA.

($ millions)

December 31	Q4 2012	Q4 2011	2012	2011
Net earnings	809	573	3,053	2,574
Severance, acquisition and other costs	70	(1)	133	409
Depreciation	692	661	2,674	2,538
Amortization	175	181	714	723
Finance costs
Interest expense	223	218	865	853
Interest on employee benefits obligations	239	245	958	973
Expected return on pension plan assets	(267)	(260)	(1,069)	(1,032)
Other income	(242)	5	(270)	(129)
Income taxes	197	247	825	720
EBITDA	1,896	1,869	7,883	7,629

(3)

The term free cash flow does not have any standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other companies. For 2012, we define free cash flow as cash flows from operating activities, excluding acquisition costs paid, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

10/16

($ millions)

	Q4 2012	Q4 2011	2012	2011
Cash flows from operating activities	863	838	5,552	4,869
Bell Aliant dividends / distributions to BCE	48	48	191	214
Capital expenditures	(914)	(1,008)	(3,515)	(3,256)
Dividends paid on preferred shares	(39)	(31)	(133)	(118)
Dividends paid by subsidiaries to non-controlling interest	(85)	(72)	(340)	(315)
Acquisition costs paid	5	28	101	70
Bell Aliant free cash flow	(23)	11	(186)	47
Free cash flow	(145)	(186)	1,670	1,511

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this news release, including, but not limited to, statements relating to our 2013 financial guidance (including revenues, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2013 annualized common share dividend and common share dividend policy, the expected timing and completion of BCE’s proposed acquisition of Astral, our 4G LTE wireless, IPTV network and broadband fibre deployment plans and other statements that are not historical facts, are forward-looking. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “project”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 7, 2013 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 7, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of assisting investors and others in understanding certain key elements of our expected 2013 financial results, as well as our objectives, strategic priorities and business outlook for 2013, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

11/16

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2013 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 2.0% in 2013, compared to estimated growth of 1.9% in 2012, based on the Bank of Canada’s most recent estimate;

  a slow pace of employment growth and new business formation affecting overall business customer demand;

  a sustained level of wireline and wireless competition in both consumer and business markets;

  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;

  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and sub-urban markets, the proliferation of 4G devices, as well as population growth; and

  a stable advertising market for Bell Media.

Operational Assumptions
Our forward-looking statements for 2013 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to:

  a growing number of network access service (NAS) line losses from increasing wireless and Internet-based technological substitution;
  improving year-over-year residential NAS line losses with targeted service bundle offers led by Bell Fibe TV;
  continued large business customer migration to IP based systems, increased competitive intensity in mass and mid-size business markets and ongoing competitive re-price pressures in our business and wholesale markets;
  ARPU growth maintained across all residential products and increasing penetration of three- product households driven by Bell Fibe TV growth;
  ongoing aggressive competitive pricing on bundle offers with a focus on promotional discounts and customer retention credits;
  Bell Mobility to maintain its market share of the incumbent wireless postpaid market;
  relatively stable year-over-year rate of investment in subscriber cost of acquisition per gross activation and retention spending as a percentage of wireless service revenue to drive optimal postpaid customer and device mix;
  increased blended wireless ARPU driven by data usage and roaming growth attributable to a higher mix of smartphones and higher-value postpaid customers as well as increased distribution in western Canada, offset partly by voice ARPU erosion due to pricing and data substitution;
  the maintenance of relatively stable EBITDA margins;
  continued execution on operating cost reductions and labour efficiency gains across the Bell organization to offset costs related to growth in our Fibe TV subscriber activations, higher wireless customer acquisition and retention spending, and ongoing wireline voice erosion;
  increasing EBITDA contribution from wireless with a lesser year-over-year decline in wireline EBITDA;
  a gradual improvement in the performance of our Business Markets unit as the economy grows and employment levels rise;

12/16

  Bell Media’s ability to maintain solid TV ratings, implement further market-based specialty TV rate increases and control programming costs;
  increased investment in broadband infrastructure and fibre expansion and upgrades to support Bell Fibe TV and our Internet services;
  Bell Fibe TV service footprint extended to approximately 4.3 million households by the end of 2013; and
  Bell Fibe TV contributing to stronger overall TV subscriber growth, Internet attach rates and triple-play household share.

Financial Assumptions
Our forward-looking statements for 2013 are also based on certain financial assumptions for 2013 concerning Bell (excluding Bell Aliant), including, but not limited to:

  Bell’s total employee benefit plans cost to be approximately $340 million, based on an estimated accounting discount rate of 4.4% and an expected return on plan assets of 4.4%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $220 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $120 million;
  total pension plan cash funding to be approximately $350 million;
  cash taxes to be approximately $300 million, and;
  net interest expense and payments to be approximately $700 million.

Our forward-looking statements for 2013 are also based on certain financial assumptions for 2013 concerning BCE, including, but not limited to:

  BCE’s total employee benefit plans cost to be approximately $420 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $280 million and an estimated below EBITDA net employee benefit plans financing cost of approximately $140 million;
  depreciation and amortization expense approximately $50 million higher compared to 2012;
  net interest expense of approximately $875 million;
  tax adjustments (per share) of approximately $0.07;
  an effective tax rate of approximately 26%;
  non-controlling interest similar to 2012; and
  an annual common share dividend of $2.33 per share.

The foregoing assumptions, although considered reasonable by BCE on February 7, 2013, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2013 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2013 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to launch or expand services, and

13/16

the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to employee benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;
  employee retention and performance;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our DTH satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;

14/16

  potential increases in royalties payable by Bell Media under licences pursuant to the Copyright Act may increase;
  health concerns about radio frequency emissions from wireless devices;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  the expected timing and completion of the proposed acquisition by BCE of Astral is subject to approval by the CRTC and Competition Bureau, other closing conditions, termination rights and other risks and uncertainties; accordingly, there can be no certainty that the transaction will be completed or that anticipated benefits will be realized.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 7, 2013, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE’s website at www.bce.ca. BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 7, 2013 is incorporated by reference into this news release. For additional information, please refer to the February 7, 2013 Bell Investor Conference 2013 presentations available on BCE’s website.

ABOUT BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

15/16

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:

Jean Charles Robillard
Bell Media Relations
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

16/16